EXHIBIT 99.3
Media Release
Rio Tinto appoints new Chief Operating Officer to Diavik Diamond Mine
09 November 2023

YELLOWKNIFE, Canada – Rio Tinto has appointed Matthew Breen as the new Chief Operating Officer of the Diavik Diamond Mine, effective 8 December. Matt, previously General Manager of Operations at Diavik, will lead the mine and its 1,230 employees in the next phase of its development.
Matt is a very experienced operational leader, and has worked across multiple operations and geographies over the past two decades, including in his most recent role as General Manager of Operations at Diavik. Matt succeeds Angela Bigg, who after a successful six years at Diavik, will be taking a period of leave before returning to Rio Tinto in a different leadership role.
Rio Tinto Minerals Chief Executive Sinead Kaufman said: “I am delighted that Matt will be leading the team at Diavik Diamond Mine as it continues to supply our customers with high quality, responsibly sourced Canadian diamonds, while preparing to leave a positive legacy in partnership with our community and government partners.”
“I would like to thank Angela for her six years at Diavik during which time she has shown strong leadership and care during challenging times. “
Matt Breen said: “It is a privilege to be given the opportunity to lead Diavik Diamond Mine. The team of innovative and hard-working individuals at Diavik are inspirational and without their dedication and effort, we would not be the world class diamond mine we are today. I will ensure that we continue on our path of excellence to leave a lasting, positive legacy in the Northwest Territories.”

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Contacts
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This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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